FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 12, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item		Page
1.	Translation of a letter to CONASEV, dated February 26, 2004 regarding the Annual Shareholders Meeting to be held on March 26, 2004.	3

2.	Translation of Management’s Discussion and Analysis of the Consolidated Financial Statements for the years ended December 31, 2003 and December 31, 2002.	5

3.	Translation of a letter to CONASEV, dated March 3, 2004 regarding the redemption of Series D of the 26th Issuance of Commercial Paper.	6

Item 1

TRANSLATION

GGR-135-A - 2004

Lima, February 26, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. informs you that according to the powers granted by the Board of Directors, the President has called the Annual Shareholders Meeting on March 26, 2004, which will be held in Enrique Villar, Block 2 n/n, Santa Beatriz, Lima, at 9:00 a.m. If the necessary quorum required by law is not met, the second call meeting will be held on March 30th, or a third call meeting may also be held on April 5th, 2004, at the above mentioned hour and place.

The agenda will be as follows:

-	Approval of the social administration economic results for 2003.

-	Application of the Company’s profits.

-	Annual directors remuneration.

-	Delegation of faculties to the Board of Directors to designate the external auditors for 2004.

-	Modification of the agreement relating to short and long term debt issuances.

-	Authorization for purchase of self-issued shares.

-	Simple reorganization of Telefónica Multimedia S.A.C.

According to the Key Events, Private Information and other Communications, enclosed find the files with the following information, which is available for shareholders at the Board of Directors Secretary’s:

-	Notice of meeting which pursuant to law, will be published in the following days in the journal El Peruano and in other newspapers of large readership in Lima.

-	Propositions including the simple reorganization project.

-	Audited individual financial statements of the Company for 2003 including the judgment of the external auditors.

-	The Company’s Annual Report*, including the audited consolidated financial statements for 2003 and the judgment of the external auditors, signed by the auditor in charge.

-	Responsibility Declaration for the Annual Report, with scanned signature.

-	President’s Letter to the Shareholders (Annual Report)*, with scanned signature.

Sincerely yours,

/s/ Julia María Morales Valentín
Julia Maria Morales Valentín
Representative to the Stock Exchange
Telefónica del Perú S.A.A.

*	To be filed as soon as English Translation is available.

Item 2

TRANSLATION

Management’s Discussion and Analysis of the Consolidated Financial Statements for the year ended December 31, 2003.

Report of Telefónica del Perú S.A.A. 2003

Responsibility Statement:

This document contains truthful and complete information relating to Telefónica del Perú S.A.A.’s business development during the year 2003.

Without prejudice of the issuer’s responsibility, the signer is responsible for the contents of this document pursuant to the applicable law.

Lima, February 25th 2004.

/s/ Antonio Villa Mardon
Antonio Villa Mardon
Chief Financial Officer

Item 3

TRANSLATION

GCF-220-A1-0077-04

Lima, March 3, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. enclosed information herewith regarding the redemption of the following SECURITIES:

•	SERIES “D” OF THE 26TH ISSUE OF THE SECOND PROGRAM OF COMMERCIAL PAPERS:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
26th	D	350	03.19.03	03.03.04	US $	20,000,000.00

Sincerely,

/s/ Julia María Morales Valentín
Julia María Morales Valentín
Stock Exchange Representative
Telefonica del Peru S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: March 12, 2004	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.